Lightwave Logic, Inc.
1831 Lefthand Circle, Suite C
Longmont, Colorado 80501

June 1, 2017

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, N.E.

Washington, D.C.  20549-4631

Re:

Lightwave Logic, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 19, 2017
File No. 333-217384

Dear Mr. Ingram:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), Lightwave Logic, Inc. (the “Company”) is providing this letter in response to certain comments made in the Commission’s letter dated May 30, 2017. Your comments and the Company’s responses are set forth below.

The Lincoln Park Transaction, page 66

COMMENT 1:

Please revise your disclosure to discuss the amount of shares still available for resale related to the 2016 Registration Statement.

RESPONSE:

In response to the Commission’s comment, the Company has revised the disclosure in Pre-Effective Amendment No. 2 to the Registration Statement (the “Amendment”) to discuss the amount of shares still available for resale related to the 2016 Registration Statement.

COMMENT 2:

Please reconcile your disclosure that the Company has issued 4,435,325 shares to Lincoln Park, registered under the 2016 Registration Statement, with the disclosure on your prospectus cover page that 12,955,136 shares were registered under the 2016 Registration Statement and 8,503,945 of such shares remain available for resale.  In this regard, we note that the cover page appears to show that 4,451,191 were issued to Lincoln Park under the 2016 Registration Statement.

Jay E. Ingram
Securities Exchange Commission

June 1, 2017

RESPONSE:

In response to the Commission’s comment, the total amount of shares that no longer remained available for resale under the 2016 Registration Statement at the time of the filling of Pre-Effective Amendment No. 1 to the Registration Statement included not only shares related to the Purchase Agreement but also 15,866 shares related to a private placement as described in the 2016 Registration Statement. The Company has revised its disclosure on the prospectus cover page to distinguish the shares available for resale related to the Purchase Agreement from those related to the private placement.

Selling Securityholder, page 70

COMMENT 3:

Please tell us the exercise price of the warrants owned by Lincoln Park.

RESPONSE:

In response to the Commission’s comment, (i) the 828,660 warrants registered under the 2016 Registration Statement have an exercise price of $0.80 per share, (ii) the 1,125,010 warrants registered under the 2015 Registration Statement have an exercise price of $0.85 per share and (iii) the 201,000 warrants registered under the 2014 Registration Statement have an exercise price of $1.25 per share.

We trust that this response satisfactorily responds to your request.  Should you require further information, please contact Clayton Parker at (305) 539-3306 or Matthew Ogurick at (212) 536-4085.

/s/ James S. Marcelli
President and Chief Operating Officer
Lightwave Logic, Inc.
1831 Lefthand Circle, Suite C
Longmont, CO 80501

cc:

K&L Gates LLP